Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer
Cardiome Pharma Corp. (“Cardiome” or the “Company”)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2.	Date of Material Change
August 13, 2015
Item 3.	News Release
August 13, 2015 – Vancouver, Canada.
Item 4.	Summary of Material Change
On August 13, 2015, Cardiome announced that it closed its previously announced bought deal financing of 2,875,000 common shares of the Company (the “Shares”), at a price of US$8.00 per Share, for aggregate gross proceeds to the Company of US$23.0 million (the “Offering”). Of the 2,875,000 Shares issued pursuant to the Offering, 375,000 Shares were issued pursuant to the exercise in full of the over-allotment option granted to the Underwriters.
Item 5.	5.1 - Full Description of Material Change
Cardiome announced today that it has closed its previously announced bought deal financing of 2,875,000 Shares, at a price of US$8.00 per Share, for aggregate gross proceeds to the Company of US$23.0 million . The Offering was underwritten by a syndicate of underwriters led by Cormark Securities Inc., acting as sole bookrunner and co-lead underwriter and Canaccord Genuity Corp., acting as co-lead underwriter and including Brean Capital, LLC and Laurentian Bank Securities Inc. (collectively, the “Underwriters”). Of the 2,875,000 Shares issued pursuant to the Offering, 375,000 Shares were issued pursuant to the exercise in full of the over-allotment option granted to the Underwriters under the underwriting agreement between the Underwriters and the Company dated July 29, 2015.

The net proceeds of the Offering are expected to be used for business development and growth opportunities, including potential product licensing opportunities, the advancement of other business objectives, and working capital and general corporate purposes.

The Shares were offered for sale in each of the Provinces of Canada, except Québec, by way of a short form prospectus and in the United States pursuant to a registration statement filed under the Canada-U.S. Multi-Jurisdictional Disclosure System.

See attached press release.

5.2 – Disclosure for Restructuring Transactions
Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905.

Item 9.	Date of Report
This Material Change Report is dated August 13, 2015.

1441 Creekside Drive, 6thFloor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

Cardiome Closes US$23 Million Bought Deal Financing

Vancouver, Canada, August 13, 2015 - Cardiome Pharma Corp. (“Cardiome” or the “Company”) (NASDAQ: CRME / TSX: COM) announced today that it has closed its previously announced bought deal financing of 2,875,000 common shares of the Company (the “Shares”), at a price of US$8.00 per Share, for aggregate gross proceeds to the Company of US$23.0 million (the “Offering”). The Offering was underwritten by a syndicate of underwriters led by Cormark Securities Inc., acting as sole bookrunner and co-lead underwriter and Canaccord Genuity Corp., acting as co-lead underwriter and including Brean Capital, LLC and Laurentian Bank Securities Inc. (collectively, the “Underwriters”). Of the 2,875,000 Shares issued pursuant to the Offering, 375,000 Shares were issued pursuant to the exercise in full of the over-allotment option granted to the Underwriters under the underwriting agreement between the Underwriters and the Company dated July 29, 2015.

The net proceeds of the Offering are expected to be used for business development and growth opportunities, including potential product licensing opportunities, the advancement of other business objectives, and working capital and general corporate purposes.

The Shares were offered for sale in each of the Provinces of Canada, except Québec, by way of a short form prospectus and in the United States pursuant to a registration statement filed under the Canada-U.S. Multi-Jurisdictional Disclosure System.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed the rights to Trevyent, a development stage drug device combination product for Europe, the Middle East and Canada. Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM).

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to the Offering, including the terms and the intended use of proceeds of the Offering, our objectives and priorities for the remainder of 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and those factors discussed in the section “Risk Factors” in the short form prospectus of the Company filed in Canada in connection with the Offering, available on SEDAR at www.sedar.com and in the US prospectus of the Company dated August 6, 2015 included in the registration statement on Form F-10 filed with the United States Securities and Exchange Commission. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:

David Dean

Cardiome Investor Relations

(604) 677-6905 ext 311 or Toll Free: 1-800-330-9928

Email: ddean@cardiome.com